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Exhibit 99.7

THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THIS LETTER OF TRANSMITTAL IS COMPLETED. THIS LETTER OF TRANSMITTAL IS ONLY FOR USE IN SURRENDERING CLASS A PREFERENCE SHARES, SERIES A AND B OF BROOKFIELD OFFICE PROPERTIES INC. FOR REDEMPTION BY BROOKFIELD OFFICE PROPERTIES INC. IN CONNECTION WITH THE PROPOSED PLAN OF ARRANGEMENT INVOLVING BROOKFIELD OFFICE PROPERTIES INC., BROOKFIELD PROPERTY PARTNERS L.P. AND OTHERS.

LETTER OF TRANSMITTAL
AND ELECTION FORM

For Class A Preference Shares, Series A and B
of
BROOKFIELD OFFICE PROPERTIES INC.
In Connection with the Proposed Plan of Arrangement Involving

BROOKFIELD OFFICE PROPERTIES INC.

and

BROOKFIELD PROPERTY PARTNERS L.P.,

together with Brookfield Property Split Corp. and
Brookfield Office Properties Exchange LP

USE THIS LETTER OF TRANSMITTAL IF:

1.
YOU WISH TO SURRENDER CERTIFICATE(S) REPRESENTING BPO VOTING PREFERRED SHARES FOR REDEMPTION BY BPO; or

2.
YOU ARE A U.S. BPO VOTING PREFERRED SHAREHOLDER AND WISH TO SURRENDER BPO VOTING PREFERRED SHARES FOR REDEMPTION BY BPO USING THE PROCEDURES FOR BOOK-ENTRY TRANSFER WITH DTC AND DO NOT HAVE AN AGENT'S MESSAGE.

CANADIAN BPO VOTING PREFERRED SHAREHOLDERS WHO SURRENDER BPO VOTING PREFERRED SHARES FOR REDEMPTION BY BPO THROUGH A BOOK-ENTRY TRANSFER WITH CDS WILL BE DEEMED TO HAVE COMPLETED AND SUBMITTED A LETTER OF TRANSMITTAL AND BE BOUND BY THE TERMS HEREOF.

         This letter of transmittal (the "Letter of Transmittal") (or a manually executed facsimile hereof), properly completed and duly executed in accordance with the instructions set out herein, together with all other required documents, is to be used to surrender Class A Preference Shares, Series A and B (collectively, "BPO Voting Preferred Shares") of Brookfield Office Properties Inc. ("BPO") for redemption by BPO in connection with the proposed plan of arrangement (the "Arrangement") involving BPO and Brookfield Property Partners L.P. ("Brookfield Property Partners" or "BPY"), together with its indirect subsidiaries, Brookfield Property Split Corp. ("BOP Split") and Brookfield Office Properties Exchange LP ("Exchange LP", and, collectively with BPY and BOP Split, the "Purchasers"), that is being submitted for approval at the annual and special meeting of BPO shareholders, including holders of BPO Voting Preferred Shares ("BPO Voting Preferred Shareholders"), to be held on June 3, 2014, or any adjournment(s) or postponement(s) thereof (the "Meeting"). BPO Voting Preferred Shareholders are referred to the notice of annual and special meeting of BPO shareholders and the management proxy circular dated May 5, 2014 (collectively, the "Circular") accompanying this Letter of Transmittal.

         BPO Voting Preferred Shareholders can also surrender BPO Voting Preferred Shares for redemption by BPO by following the procedures for book-entry transfer. A BPO Voting Preferred Shareholder surrendering BPO Voting Preferred Shares for redemption by BPO by following the procedures for book-entry transfer does not need to use this Letter of Transmittal unless such BPO Voting Preferred Shareholder is following the procedures for book-entry transfer with The Depositary Trust Company or its nominee (which is, at the date hereof, Cede & Co.) ("DTC") and does not have an accompanying Agent's Message. The term "Agent's Message" refers to a message, transmitted by DTC to, and received by, CST Trust Company (the "Depositary") and forming part of a Book-Entry Confirmation, which states that DTC has received an express acknowledgement from the participant in DTC surrendering the BPO Voting Preferred Shares which are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal as if executed by such participant and that BPO may enforce such agreement against such participant. The term "Book-Entry Confirmation" refers to confirmation of a book-entry transfer of a BPO Voting Preferred Shareholder's BPO Voting Preferred Shares into the Depositary's account at CDS or DTC.

         BPO Voting Preferred Shareholders who surrender BPO Voting Preferred Shares for redemption by BPO through a book-entry transfer will be deemed to have completed and submitted a Letter of Transmittal and be bound by the terms hereof. Accordingly, where BPO Voting Preferred Shares are surrendered by book-entry transfer without delivery of an executed Letter of Transmittal, unless the context otherwise requires, references herein to the "undersigned" are to the person on whose behalf that book-entry transfer is made (notwithstanding that such person has not executed a Letter of Transmittal).

         The terms described in the Circular are incorporated by reference into this Letter of Transmittal. The Circular contains important information and BPO Voting Preferred Shareholders are urged to read the Circular in its entirety. Capitalized terms used but not defined in this Letter of Transmittal that are defined in the Circular have the respective meanings ascribed thereto in the Circular.

         All references in this Letter of Transmittal to "$" mean Canadian dollars. References to "US$" mean U.S. dollars.

         The Depositary (the address and telephone number of which are located on the back page of this Letter of Transmittal) or your broker or other financial advisor can assist you in completing this Letter of Transmittal. BPO Voting Preferred Shareholders whose BPO Voting Preferred Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact such nominee for assistance if they wish to surrender BPO Voting Preferred Shares for redemption by BPO in order to take the necessary steps to be able to surrender their BPO Voting Preferred Shares for redemption by BPO.

         YOU MUST SIGN THIS LETTER OF TRANSMITTAL IN THE APPROPRIATE SPACE PROVIDED BELOW. DELIVERY OF THIS LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ON THE BACK PAGE OF THIS LETTER OF TRANSMITTAL WILL NOT CONSTITUTE A VALID DELIVERY TO THE DEPOSITARY.

         IF YOU ARE A U.S. BPO VOTING PREFERRED SHAREHOLDER (AS DEFINED IN BLOCK D BELOW), YOU MUST ALSO COMPLETE THE ENCLOSED INTERNAL REVENUE SERVICE ("IRS") FORM W-9 OR IRS FORM W-8, WHICHEVER IS APPLICABLE (SEE INSTRUCTION 6, "IMPORTANT TAX INFORMATION FOR U.S. BPO VOTING PREFERRED SHAREHOLDERS").

Please read carefully the Instructions set forth below before completing this Letter of Transmittal.

TO:	BROOKFIELD OFFICE PROPERTIES INC.
AND TO:	CST TRUST COMPANY, as Depositary

        Upon the terms described in the Circular and this Letter of Transmittal, the undersigned hereby irrevocably surrenders the Surrendered BPO Voting Preferred Shares for redemption by BPO and, effective immediately following the time when BPO redeems such Surrendered BPO Voting Preferred Shares (the "Effective Time"), irrevocably sells, assigns and transfers to BPO all of the right, title and interest of the undersigned in and to the Surrendered BPO Voting Preferred Shares. The term "Surrendered BPO Voting Preferred Shares" refers to the BPO Voting Preferred Shares identified below as being surrendered for redemption by BPO and all other rights and benefits arising from such BPO Voting Preferred Shares including, without limitation, any and all Distributions, and the term "Distributions" refers to any and all dividends, distributions, payments, securities, property or other interests that may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of such BPO Voting Preferred Shares or any of them after the Effective Time (other than BPO's regular quarterly dividend for its second quarter of 2014), including, without limitation, any dividends, distributions or payments on such dividends, distributions, payments, securities, property or other interests.

        The undersigned will receive $1.11111, plus an amount equal to all unpaid cumulative dividends thereon (if any), less any applicable withholding taxes, in cash in Canadian dollars for each BPO Voting Preferred Share surrendered for redemption by BPO. Where a BPO Voting Preferred Shareholder is to receive cash as consideration in connection with the redemption of BPO Voting Preferred Shares by BPO and the aggregate amount of cash to be paid to such BPO Voting Preferred Shareholder would result in a fraction of a cent being paid, the amount of cash to be received by such BPO Voting Preferred Shareholder will be rounded down to the nearest whole cent.

BOX 1

DESCRIPTION OF BPO VOTING PREFERRED SHARES SURRENDERED FOR REDEMPTION BY BPO (Please print or type. If space is insufficient, please attach a list to this Letter of Transmittal in the form below.)

Certificate Number(s) (if available)	Name(s) in Which Certificate(s) is (are) Registered (please print and fill in exactly as name(s) appear(s) on certificate(s))	Number of BPO Voting Preferred Shares Represented by Certificate(s)	Number of BPO Voting Preferred Shares Surrendered

TOTAL:

 GENERAL TERMS

        By completing and signing this Letter of Transmittal:

  1.
  The undersigned understands that, upon receipt by the Depositary of this Letter of Transmittal, the certificate(s) representing the Surrendered BPO Voting Preferred Shares and all other required documentation, the Depositary will, as soon as practicable, cancel the certificates(s) described above and send to the undersigned the consideration which it is entitled to receive in respect of the Surrendered BPO Voting Preferred Shares, or hold the consideration for pick-up, if requested in Block C below.

  2.
  The undersigned hereby represents and warrants in favour of BPO, as of the date hereof and as of the Effective Time, that: (i) it is the owner of the Surrendered BPO Voting Preferred Shares, (ii) it has good title to the Surrendered BPO Voting Preferred Shares free and clear of all mortgages, liens, charges, encumbrances, restrictions, security interests and adverse claims, (iii) it has full power and authority to execute and deliver this Letter of Transmittal, (iv) the Surrendered BPO Voting Preferred Shares have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Surrendered BPO Voting Preferred Shares to any other person, (v) the surrender of the Surrendered BPO Voting Preferred Shares complies with applicable Laws, and (vi) all information inserted by the undersigned into this Letter of Transmittal is accurate.

  3.
  The undersigned acknowledges that at the Effective Time, all its rights, title and interest in the Surrendered BPO Voting Preferred Shares will be directly or indirectly assigned and transferred to BPO in exchange for the consideration set out herein.

  4.
  The undersigned irrevocably appoints the Depositary as its agent to effect the exchange and delivery pursuant to the instructions hereto. All authority conferred or agreed to be conferred in this Letter of Transmittal shall be binding upon the undersigned's successors, assigns, heirs, executors, administrators and legal representatives and shall not be affected by, and shall survive, the undersigned's death or incapacity.

  5.
  Unless otherwise indicated in Block B or Block C below, the undersigned requests that the Depositary issue the cheque(s) in the name(s) set out in Box 1 above and mail the cheque(s) by first class mail to the address specified in Block A below. If no address is specified in Block A or Block B below or if a request is not made to hold the cheque(s) for pick up in Block C below, the undersigned acknowledges that the Depositary will forward the cheque(s) to the address of the undersigned as shown on the share register maintained by BPO.

  6.
  The undersigned acknowledges that all cash amounts payable by BPO in connection with the redemption of BPO Voting Preferred Shares will be paid in Canadian dollars.

  7.
  The undersigned acknowledges that in the event that the redemption of BPO Voting Preferred Shares is not completed for any reason, the certificate(s) that accompany this Letter of Transmittal will be returned, at BPO's expense, to the undersigned as soon as practicable after their surrender by either: (i) sending certificates representing such BPO Voting Preferred Shares by first class mail to the address of the surrendering BPO Voting Preferred Shareholder specified in this Letter of Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the share register maintained by BPO, or (ii) in the case of BPO Voting Preferred Shares surrendered by book-entry transfer of such BPO Voting Preferred Shares, crediting such BPO Voting Preferred Shares to the surrendering BPO Voting Preferred Shareholder's account maintained with CDS or DTC, as applicable.

  8.
  The undersigned acknowledges that under no circumstances will interest accrue or any amount be paid by BPO or the Depositary to any person on the purchase price of any Surrendered BPO Voting Preferred Shares redeemed by BPO, regardless of any delay in making such payment.

  9.
  The undersigned acknowledges and agrees that the method of delivery of the certificate(s) representing the Surrendered BPO Voting Preferred Shares and all other required documents is at the election and risk of the undersigned.

  10.
  The undersigned agrees that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any BPO Voting Preferred Shares surrendered for redemption by BPO and the propriety of the completion and execution of this Letter of Transmittal will be determined by BPO in its sole discretion and that such determinations will be final and binding and acknowledges that: (i) BPO reserves the absolute right to reject any and all surrenders of BPO Voting Preferred Shares for redemption that it determines not to be in proper form or that may be unlawful to accept under the laws of any jurisdiction, (ii) BPO reserves the absolute right to waive any defects or irregularities in the surrender of any BPO Voting Preferred Shares for redemption, (iii) there shall be no duty or obligation of BPO or the Depositary or any other person to give notice of any defect or irregularity in any surrender for redemption and no liability shall be incurred by any of them for failure to give such notice, (iv) BPO's interpretation of the terms described in this Letter of Transmittal shall be final and binding, (v) the Purchasers' interpretation of the terms described in the Circular shall be final and binding, and (vi) BPO reserves the right to accept the surrender of BPO Voting Preferred Shares for redemption by BPO in a manner other than as set forth in this Letter of Transmittal.

  11.
  By reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned shall be deemed to have required that any contract evidenced by this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l'usage d'une lettre d'envoi en langue anglaise par le soussigné, le soussigné est réputé avoir requis que tout contrat attesté par la présent lettre d'envoi, de même que tous les documents qui s'y rapportent, soient rédigés exclusivement en langue anglaise.

 BPO VOTING PREFERRED SHAREHOLDER INFORMATION AND INSTRUCTIONS

Before signing this Letter of Transmittal, please review carefully and complete the following boxes, as appropriate.

BLOCK A PAYMENT INSTRUCTIONS (See Instructions 2 and 3) ISSUE CHEQUE IN THE NAME OF: (please print or type)

(Name)

(Street Address and Number)

(City and Province/State)

(Country and Postal/Zip Code)

(Telephone — Business Hours)

(Tax Identification or Social Insurance or Social Security Number)

(E-mail Address)

BLOCK B DELIVERY INSTRUCTIONS (See Instructions 2 and 3) SEND CHEQUE (Unless BLOCK C is checked) TO: (please print or type)
☐ Same as address in Block A or to:

(Name)

(Street Address and Number)

(City and Province/State)

(Country and Postal/Zip Code)

(Telephone — Business Hours)

(Tax Identification or Social Insurance or Social Security Number)

(E-mail Address)

BLOCK C SPECIAL PICK-UP INSTRUCTIONS
☐ HOLD CHEQUE FOR PICK-UP AT THE OFFICE OF THE DEPOSITARY WHERE THIS LETTER OF TRANSMITTAL IS DEPOSITED

BLOCK D STATUS AS U.S. BPO VOTING PREFERRED SHAREHOLDER
TO BE COMPLETED BY ALL BPO VOTING PREFERRED SHAREHOLDERS BY SELECTING ONE BOX BELOW (See Instruction 6)
Indicate whether you are a U.S. BPO Voting Preferred Shareholder or are acting on behalf of a U.S. BPO Voting Preferred Shareholder:
☐ The person signing on Block E represents that it is not a U.S. BPO Voting Preferred Shareholder and is not acting on behalf of a U.S. BPO Voting Preferred Shareholder.
☐ The person signing on Block E is a U.S. BPO Voting Preferred Shareholder or is acting on behalf of a U.S. BPO Voting Preferred Shareholder.

A "U.S. BPO Voting Preferred Shareholder" is any holder of BPO Voting Preferred Shares that is either (A) providing an address in Block A or Block B that is located within the United States or any territory or possession thereof or (B) a U.S. person for U.S. federal income tax purposes. A BPO Voting Preferred Shareholder is a U.S. person for U.S. federal income tax purposes if the BPO Voting Preferred Shareholder is: (A) an individual citizen or resident of the United States as determined for U.S. federal income tax purposes (including a U.S. resident alien); (B) a corporation, partnership, company or association created or organized in the United States or under the laws of the United States or any state or the District of Columbia; (C) an estate, the income of which is subject to U.S. federal income tax regardless of its source; or (D) a trust if: (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust; or (ii) such trust has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

To avoid U.S. backup withholding, if you are a U.S. BPO Voting Preferred Shareholder or acting on behalf of a U.S. BPO Voting Preferred Shareholder, you must duly complete and timely return to the Depositary the enclosed IRS Form W-9 (see page 9 of this Letter of Transmittal) or, in certain circumstances, another withholding tax certificate indicating that you are exempt from backup withholding. If you are a U.S. BPO Voting Preferred Shareholder but you are not a U.S. person for U.S. federal income tax purposes, then you must complete the appropriate IRS Form W-8 to avoid backup withholding. If you require an IRS Form W-8, please contact the Depositary. You can find more information in Instruction 6, "Important Tax Information For U.S. BPO Voting Preferred Shareholders".

BLOCK E BPO VOTING PREFERRED SHAREHOLDER SIGNATURE AND SIGNATURE GUARANTEE
By signing below, the undersigned expressly agrees to the terms and conditions set forth above.

This Letter of Transmittal must be signed below by the registered BPO Voting Preferred Shareholder(s) exactly as its name(s) appear(s) on the certificates representing the Surrendered BPO Voting Preferred Shares, or on a security position listing or by person(s) authorized to become registrant holder(s) by certificates and documents transmitted herewith, or, pursuant to Instruction 4, by a fiduciary or authorized representative.

Signature guaranteed by (if required under Instruction 3):	Dated:

Authorized Signature of Guarantor	Signature of BPO Voting Preferred Shareholder or Authorized Representative (see Instructions 2, 3 and 4)

Name of Guarantor (please print or type)	Name of BPO Voting Preferred Shareholder or Authorized Representative (please print or type)

Address of Guarantor (please print or type)	Daytime telephone number and facsimile number of BPO Voting Preferred Shareholder or Authorized Representative

Tax Identification, Social Insurance or Social Security Number of BPO Voting Preferred Shareholder or Authorized Representative

Form W-9 (Rev. August 2013) Department of the Treasury Internal Revenue Service	Request for Taxpayer Identification Number and Certification	Give Form to the requester. Do not send to the IRS.

Print or type
See Specific Instructions on page 2.

Name (as shown on your income tax return)

Business name/disregarded entity name, if different from above

Check appropriate box for federal tax classification:					Exemptions (see instructions):
☐ Individual/sole proprietor	☐ C Corporation	☐ S Corporation	☐ Partnership	☐ Trust/estate
☐ Limited liability company. Enter the tax classification (C=C corporation, S=S corporation, P=partnership) >					Exempt payee code (if any) Exemption from FATCA reporting code (if any)
☐ Other (see instructions) >

Address (number, street, and apt. or suite no.)

City, state, and ZIP code

List account number(s) here (optional)

  Part I Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. The TIN provided must match the name given on the "Name" line to avoid backup withholding. For individuals, this is your social security number (SSN). However, for a resident alien, sole proprietor, or disregarded entity, see the Part I instructions on page 3. For other entities, it is your employer identification number (EIN). If you do not have a number, see How to get a TIN on page 3.

Social security number
	[]	[]	[] -	[]	[] -	[]	[]	[]	[]
Note. If the account is in more than one name, see the chart on page 4 for guidelines on whose number to enter.
Employer identification number

	[]	[] -	[]	[]	[]	[]	[]	[]	[]

  Part II Certification

Under penalties of perjury, I certify that:
1.	The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me), and
2.
I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and
3.	I am a U.S. citizen or other U.S. person (defined below), and
4.	The FATCA code(s) entered on this form (if any) indicating that I am exempt from FATCA reporting is correct.

Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the certification, but you must provide your correct TIN. See the instructions on page 3.

Sign Here	Signature of U.S. person >	Date >

General Instructions

Section references are to the Internal Revenue Code unless otherwise noted.

Future developments. The IRS has created a page on IRS.gov for information about Form W-9, at www.irs.gov/w9. Information about any future developments affecting Form W-9 (such as legislation enacted after we release it) will be posted on that page.

Purpose of Form

A person who is required to file an information return with the IRS must obtain your correct taxpayer identification number (TIN) to report, for example, income paid to you, payments made to you in settlement of payment card and third party network transactions, real estate transactions, mortgage interest you paid, acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA.

Use Form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN to the person requesting it (the requester) and, when applicable, to:

1.
Certify that the TIN you are giving is correct (or you are waiting for a number to be issued),
2.
Certify that you are not subject to backup withholding, or

3.
Claim exemption from backup withholding if you are a U.S. exempt payee. If applicable, you are also certifying that as a U.S. person, your allocable share of any partnership income from a U.S. trade or business is not subject to the withholding tax on foreign partners' share of effectively connected income, and

4.
Certify that FATCA code(s) entered on this form (if any) indicating that you are exempt from the FATCA reporting, is correct.

Note. If you are a U.S. person and a requester gives you a form other than Form W-9 to request your TIN, you must use the requester's form if it is substantially similar to this Form W-9.

Definition of a U.S. person. For federal tax purposes, you are considered a U.S. person if you are:

•
An individual who is a U.S. citizen or U.S. resident alien,

•
A partnership, corporation, company, or association created or organized in the United States or under the laws of the United States,

•
An estate (other than a foreign estate), or

•
A domestic trust (as defined in Regulations section 301.7701-7).

Form W-9 (Rev. 8-2013)	Page 2

Special rules for partnerships. Partnerships that conduct a trade or business in the United States are generally required to pay a withholding tax under section 1446 on any foreign partners' share of effectively connected taxable income from such business. Further, in certain cases where a Form W-9 has not been received, the rules under section 1446 require a partnership to presume that a partner is a foreign person, and pay the section 1446 withholding tax. Therefore, if you are a U.S. person that is a partner in a partnership conducting a trade or business in the United States, provide Form W-9 to the partnership to establish your U.S. status and avoid section 1446 withholding on your share of partnership income.

In the cases below, the following person must give Form W-9 to the partnership for purposes of establishing its U.S. status and avoiding withholding on its allocable share of net income from the partnership conducting a trade or business in the United States:

•
In the case of a disregarded entity with a U.S. owner, the U.S. owner of the disregarded entity and not the entity,

•
In the case of a grantor trust with a U.S. grantor or other U.S. owner, generally, the U.S. grantor or other U.S. owner of the grantor trust and not the trust, and

•
In the case of a U.S. trust (other than a grantor trust), the U.S. trust (other than a grantor trust) and not the beneficiaries of the trust.

Foreign person. If you are a foreign person or the U.S. branch of a foreign bank that has elected to be treated as a U.S. person, do not use Form W-9. Instead, use the appropriate Form W-8 or Form 8233 (see Publication 515, Withholding of Tax on Nonresident Aliens and Foreign Entities).

Nonresident alien who becomes a resident alien. Generally, only a nonresident alien individual may use the terms of a tax treaty to reduce or eliminate U.S. tax on certain types of income. However, most tax treaties contain a provision known as a "saving clause." Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income even after the payee has otherwise become a U.S. resident alien for tax purposes.

If you are a U.S. resident alien who is relying on an exception contained in the saving clause of a tax treaty to claim an exemption from U.S. tax on certain types of income, you must attach a statement to Form W-9 that specifies the following five items:

1.
The treaty country. Generally, this must be the same treaty under which you claimed exemption from tax as a nonresident alien.

2.
The treaty article addressing the income.

3.
The article number (or location) in the tax treaty that contains the saving clause and its exceptions.

4.
The type and amount of income that qualifies for the exemption from tax.

5.
Sufficient facts to justify the exemption from tax under the terms of the treaty article.

Example. Article 20 of the U.S.-China income tax treaty allows an exemption from tax for scholarship income received by a Chinese student temporarily present in the United States. Under U.S. law, this student will become a resident alien for tax purposes if his or her stay in the United States exceeds 5 calendar years. However, paragraph 2 of the first Protocol to the U.S.-China treaty (dated April 30, 1984) allows the provisions of Article 20 to continue to apply even after the Chinese student becomes a resident alien of the United States. A Chinese student who qualifies for this exception (under paragraph 2 of the first protocol) and is relying on this exception to claim an exemption from tax on his or her scholarship or fellowship income would attach to Form W-9 a statement that includes the information described above to support that exemption.

If you are a nonresident alien or a foreign entity, give the requester the appropriate completed Form W-8 or Form 8233.

What is backup withholding? Persons making certain payments to you must under certain conditions withhold and pay to the IRS a percentage of such payments. This is called "backup withholding." Payments that may be subject to backup withholding include interest, tax-exempt interest, dividends, broker and barter exchange transactions, rents, royalties, nonemployee pay, payments made in settlement of payment card and third party network transactions, and certain payments from fishing boat operators. Real estate transactions are not subject to backup withholding.

You will not be subject to backup withholding on payments you receive if you give the requester your correct TIN, make the proper certifications, and report all your taxable interest and dividends on your tax return.

Payments you receive will be subject to backup withholding if:

1.
You do not furnish your TIN to the requester,

2.
You do not certify your TIN when required (see the Part II instructions on page 3 for details),

3.
The IRS tells the requester that you furnished an incorrect TIN,

4.
The IRS tells you that you are subject to backup withholding because you did not report all your interest and dividends on your tax return (for reportable interest and dividends only), or

5.
You do not certify to the requester that you are not subject to backup withholding under 4 above (for reportable interest and dividend accounts opened after 1983 only).

Certain payees and payments are exempt from backup withholding. See Exempt payee code on page 3 and the separate Instructions for the Requester of Form W-9 for more information.

Also see Special rules for partnerships on page 1.

What is FATCA reporting? The Foreign Account Tax Compliance Act (FATCA) requires a participating foreign financial institution to report all United States account holders that are specified United States persons. Certain payees are exempt from FATCA reporting. See Exemption from FATCA reporting code on page 3 and the Instructions for the Requester of Form W-9 for more information.

Updating Your Information

You must provide updated information to any person to whom you claimed to be an exempt payee if you are no longer an exempt payee and anticipate receiving reportable payments in the future from this person. For example, you may need to provide updated information if you are a C corporation that elects to be an S corporation, or if you no longer are tax exempt. In addition, you must furnish a new Form W-9 if the name or TIN changes for the account, for example, if the grantor of a grantor trust dies.

Penalties

Failure to furnish TIN. If you fail to furnish your correct TIN to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

Civil penalty for false information with respect to withholding. If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

Criminal penalty for falsifying information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

Misuse of TINs. If the requester discloses or uses TINs in violation of federal law, the requester may be subject to civil and criminal penalties.

Specific Instructions

Name

If you are an individual, you must generally enter the name shown on your income tax return. However, if you have changed your last name, for instance, due to marriage without informing the Social Security Administration of the name change, enter your first name, the last name shown on your social security card, and your new last name.

If the account is in joint names, list first, and then circle, the name of the person or entity whose number you entered in Part I of the form.

Sole proprietor. Enter your individual name as shown on your income tax return on the "Name" line. You may enter your business, trade, or "doing business as (DBA)" name on the "Business name/disregarded entity name" line.

Partnership, C Corporation, or S Corporation. Enter the entity's name on the "Name" line and any business, trade, or "doing business as (DBA) name" on the "Business name/disregarded entity name" line.

Form W-9 (Rev. 8-2013)	Page 3

Disregarded entity. For U.S. federal tax purposes, an entity that is disregarded as an entity separate from its owner is treated as a "disregarded entity." See Regulation section 301.7701-2(c)(2)(iii). Enter the owner's name on the "Name" line. The name of the entity entered on the "Name" line should never be a disregarded entity. The name on the "Name" line must be the name shown on the income tax return on which the income should be reported. For example, if a foreign LLC that is treated as a disregarded entity for U.S. federal tax purposes has a single owner that is a U.S. person, the U.S. owner's name is required to be provided on the "Name" line. If the direct owner of the entity is also a disregarded entity, enter the first owner that is not disregarded for federal tax purposes. Enter the disregarded entity's name on the "Business name/disregarded entity name" line. If the owner of the disregarded entity is a foreign person, the owner must complete an appropriate Form W-8 instead of a Form W-9. This is the case even if the foreign person has a U.S. TIN.

Note. Check the appropriate box for the U.S. federal tax classification of the person whose name is entered on the "Name" line (Individual/sole proprietor, Partnership, C Corporation, S Corporation, Trust/estate).

Limited Liability Company (LLC). If the person identified on the "Name" line is an LLC, check the "Limited liability company" box only and enter the appropriate code for the U.S. federal tax classification in the space provided. If you are an LLC that is treated as a partnership for U.S. federal tax purposes, enter "P" for partnership. If you are an LLC that has filed a Form 8832 or a Form 2553 to be taxed as a corporation, enter "C" for C corporation or "S" for S corporation, as appropriate. If you are an LLC that is disregarded as an entity separate from its owner under Regulation section 301.7701-3 (except for employment and excise tax), do not check the LLC box unless the owner of the LLC (required to be identified on the "Name" line) is another LLC that is not disregarded for U.S. federal tax purposes. If the LLC is disregarded as an entity separate from its owner, enter the appropriate tax classification of the owner identified on the "Name" line.

Other entities. Enter your business name as shown on required U.S. federal tax documents on the "Name" line. This name should match the name shown on the charter or other legal document creating the entity. You may enter any business, trade, or DBA name on the "Business name/disregarded entity name" line.

Exemptions

If you are exempt from backup withholding and/or FATCA reporting, enter in the Exemptions box, any code(s) that may apply to you. See Exempt payee code and Exemption from FATCA reporting code on page 3.

Exempt payee code. Generally, individuals (including sole proprietors) are not exempt from backup withholding. Corporations are exempt from backup withholding for certain payments, such as interest and dividends. Corporations are not exempt from backup withholding for payments made in settlement of payment card or third party network transactions.

Note. If you are exempt from backup withholding, you should still complete this form to avoid possible erroneous backup withholding.

The following codes identify payees that are exempt from backup withholding:

1 — An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2)

2 — The United States or any of its agencies or instrumentalities

3 — A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities

4 — A foreign government or any of its political subdivisions, agencies, or instrumentalities

5 — A corporation

6 — A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States

7 — A futures commission merchant registered with the Commodity Futures Trading Commission

8 — A real estate investment trust

9 — An entity registered at all times during the tax year under the Investment Company Act of 1940

10 — A common trust fund operated by a bank under section 584(a)

11 — A financial institution

12 — A middleman known in the investment community as a nominee or custodian

13 — A trust exempt from tax under section 664 or described in section 4947

The following chart shows types of payments that may be exempt from backup withholding. The chart applies to the exempt payees listed above, 1 through 13.

IF the payment is for . . .	THEN the payment is exempt for . . .

Interest and dividend payments	All exempt payees except for 7

Broker transactions

Exempt payees 1 through 4 and 6 through 11 and all C corporations. S corporations must not enter an exempt payee code because they are exempt only for sales of noncovered securities acquired prior to 2012.

Barter exchange transactions and patronage dividends	Exempt payees 1 through 4

Payments over $600 required to be reported and direct sales over $5,000[1]	Generally, exempt payees 1 through 5[2]

Payments made in settlement of payment card or third party network transactions	Exempt payees 1 through 4

1
See Form 1099-MISC, Miscellaneous Income, and its instructions.

2
However, the following payments made to a corporation and reportable on Form 1099-MISC are not exempt from backup withholding: medical and health care payments, attorneys' fees, gross proceeds paid to an attorney, and payments for services paid by a federal executive agency.

Exemption from FATCA reporting code. The following codes identify payees that are exempt from reporting under FATCA. These codes apply to persons submitting this form for accounts maintained outside of the United States by certain foreign financial institutions. Therefore, if you are only submitting this form for an account you hold in the United States, you may leave this field blank. Consult with the person requesting this form if you are uncertain if the financial institution is subject to these requirements.

A — An organization exempt from tax under section 501(a) or any individual retirement plan as defined in section 7701(a)(37)

B — The United States or any of its agencies or instrumentalities

C — A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities

D — A corporation the stock of which is regularly traded on one or more established securities markets, as described in Reg. section 1.1472-1(c)(1)(i)

E — A corporation that is a member of the same expanded affiliated group as a corporation described in Reg. section 1.1472-1(c)(1)(i)

F — A dealer in securities, commodities, or derivative financial instruments (including notional principal contracts, futures, forwards, and options) that is registered as such under the laws of the United States or any state

G — A real estate investment trust

H — A regulated investment company as defined in section 851 or an entity registered at all times during the tax year under the Investment Company Act of 1940

I — A common trust fund as defined in section 584(a)

J — A bank as defined in section 581

K — A broker

L — A trust exempt from tax under section 664 or described in section 4947(a)(1)

M — A tax exempt trust under a section 403(b) plan or section 457(g) plan

Form W-9 (Rev. 8-2013)	Page 4

Part I. Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. If you are a resident alien and you do not have and are not eligible to get an SSN, your TIN is your IRS individual taxpayer identification number (ITIN). Enter it in the social security number box. If you do not have an ITIN, see How to get a TIN below.

If you are a sole proprietor and you have an EIN, you may enter either your SSN or EIN. However, the IRS prefers that you use your SSN.

If you are a single-member LLC that is disregarded as an entity separate from its owner (see Limited Liability Company (LLC) on page 2), enter the owner's SSN (or EIN, if the owner has one). Do not enter the disregarded entity's EIN. If the LLC is classified as a corporation or partnership, enter the entity's EIN.

Note. See the chart on page 4 for further clarification of name and TIN combinations.

How to get a TIN. If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Card, from your local Social Security Administration office or get this form online at www.ssa.gov. You may also get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at www.irs.gov/businesses and clicking on Employer Identification Number (EIN) under Starting a Business. You can get Forms W-7 and SS-4 from the IRS by visiting IRS.gov or by calling 1-800TAX-FORM (1-800-829-3676).

If you are asked to complete Form W-9 but do not have a TIN, apply for a TIN and write "Applied For" in the space for the TIN, sign and date the form, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, generally you will have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester.

Note. Entering "Applied For" means that you have already applied for a TIN or that you intend to apply for one soon.

Caution: A disregarded U.S. entity that has a foreign owner must use the appropriate Form W-8.

Part II. Certification

To establish to the withholding agent that you are a U.S. person, or resident alien, sign Form W-9. You may be requested to sign by the withholding agent even if items 1, 4, or 5 below indicate otherwise.

For a joint account, only the person whose TIN is shown in Part I should sign (when required). In the case of a disregarded entity, the person identified on the "Name" line must sign. Exempt payees, see Exempt payee code earlier.

Signature requirements. Complete the certification as indicated in items 1 through 5 below.

1.
Interest, dividend, and barter exchange accounts opened before 1984 and broker accounts considered active during 1983.    You must give your correct TIN, but you do not have to sign the certification.

2.
Interest, dividend, broker, and barter exchange accounts opened after 1983 and broker accounts considered inactive during 1983.    You must sign the certification or backup withholding will apply. If you are subject to backup withholding and you are merely providing your correct TIN to the requester, you must cross out item 2 in the certification before signing the form.

3.
Real estate transactions.    You must sign the certification. You may cross out item 2 of the certification.

4.
Other payments.    You must give your correct TIN, but you do not have to sign the certification unless you have been notified that you have previously given an incorrect TIN. "Other payments" include payments made in the course of the requester's trade or business for rents, royalties, goods (other than bills for merchandise), medical and health care services (including payments to corporations), payments to a nonemployee for services, payments made in settlement of payment card and third party network transactions, payments to certain fishing boat crew members and fishermen, and gross proceeds paid to attorneys (including payments to corporations).
5.
Mortgage interest paid by you, acquisition or abandonment of secured property, cancellation of debt, qualified tuition program payments (under section 529), IRA, Coverdell ESA, Archer MSA or HSA contributions or distributions, and pension distributions. You must give your correct TIN, but you do not have to sign the certification.

What Name and Number To Give the Requester

For this type of account:			Give name and SSN of:

1.	Individual		The individual
2.	Two or more individuals (joint account)		The actual owner of the account or, if combined funds, the first individual on the account[1]
3.	Custodian account of a minor (Uniform Gift to Minors Act)		The minor[2]
4.	a.	The usual revocable savings trust (grantor is also trustee)	The grantor-trustee[1]
	b.	So-called trust account that is not a legal or valid trust under state law	The actual owner[1]
5.	Sole proprietorship or disregarded entity owned by an individual		The owner[3]
6.	Grantor trust filing under Optional Form 1099 Filing Method 1 (see Regulation section 1.671-4(b)(2)(i)(A))		The grantor*

For this type of account:			Give name and EIN of:

7.	Disregarded entity not owned by an individual		The owner
8.	A valid trust, estate, or pension trust		Legal entity[4]
9.	Corporation or LLC electing corporate status on Form 8832 or Form 2553		The corporation
10.	Association, club, religious, charitable, educational, or other tax-exempt organization		The organization
11.	Partnership or multi-member LLC		The partnership
12.	A broker or registered nominee		The broker or nominee
13.	Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments		The public entity
14.	Grantor trust filing under the Form 1041 Filing Method or the Optional Form 1099 Filing Method 2 (see Regulation section 1.671-4(b)(2)(i)(B))		The trust

1
List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person's number must be furnished.

2
Circle the minor's name and furnish the minor's SSN.

3
You must show your individual name and you may also enter your business or "DBA" name on the "Business name/disregarded entity" name line. You may use either your SSN or EIN (if you have one), but the IRS encourages you to use your SSN.

Form W-9 (Rev. 8-2013)	Page 5

4
List first and circle the name of the trust, estate, or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.) Also see Special rules for partnerships on page 1.

*Note. Grantor also must provide a Form W-9 to trustee of trust.

Note. If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed.

Secure Your Tax Records from Identity Theft

Identity theft occurs when someone uses your personal information such as your name, social security number (SSN), or other identifying information, without your permission, to commit fraud or other crimes. An identity thief may use your SSN to get a job or may file a tax return using your SSN to receive a refund.

To reduce your risk:

•
Protect your SSN,

•
Ensure your employer is protecting your SSN, and

•
Be careful when choosing a tax preparer.

If your tax records are affected by identity theft and you receive a notice from the IRS, respond right away to the name and phone number printed on the IRS notice or letter.

If your tax records are not currently affected by identity theft but you think you are at risk due to a lost or stolen purse or wallet, questionable credit card activity or credit report, contact the IRS Identity Theft Hotline at 1-800-908-4490 or submit Form 14039.

For more information, see Publication 4535, Identity Theft Prevention and Victim Assistance.

Victims of identity theft who are experiencing economic harm or a system problem, or are seeking help in resolving tax problems that have not been resolved through normal channels, may be eligible for Taxpayer Advocate Service (TAS) assistance. You can reach TAS by calling the TAS toll-free case intake line at 1-877-777-4778 or TTY/TDD 1-800-829-4059.

Protect yourself from suspicious emails or phishing schemes. Phishing is the creation and use of email and websites designed to mimic legitimate business emails and websites. The most common act is sending an email to a user falsely claiming to be an established legitimate enterprise in an attempt to scam the user into surrendering private information that will be used for identity theft.

The IRS does not initiate contacts with taxpayers via emails. Also, the IRS does not request personal detailed information through email or ask taxpayers for the PIN numbers, passwords, or similar secret access information for their credit card, bank, or other financial accounts.

If you receive an unsolicited email claiming to be from the IRS, forward this message to phishing@irs.gov. You may also report misuse of the IRS name, logo, or other IRS property to the Treasury Inspector General for Tax Administration at 1-800-366-4484. You can forward suspicious emails to the Federal Trade Commission at: spam@uce.gov or contact them at www.ftc.gov/idtheft or 1-877-IDTHEFT (1-877-438-4338).

Visit IRS.gov to learn more about identity theft and how to reduce your risk.

Privacy Act Notice

Section 6109 of the Internal Revenue Code requires you to provide your correct TIN to persons (including federal agencies) who are required to file information returns with the IRS to report interest, dividends, or certain other income paid to you; mortgage interest you paid; the acquisition or abandonment of secured property; the cancellation of debt; or contributions you made to an IRA, Archer MSA, or HSA. The person collecting this form uses the information on the form to file information returns with the IRS, reporting the above information. Routine uses of this information include giving it to the Department of Justice for civil and criminal litigation and to cities, states, the District of Columbia, and U.S. commonwealths and possessions for use in administering their laws. The information also may be disclosed to other countries under a treaty, to federal and state agencies to enforce civil and criminal laws, or to federal law enforcement and intelligence agencies to combat terrorism. You must provide your TIN whether or not you are required to file a tax return. Under section 3406, payers must generally withhold a percentage of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to the payer. Certain penalties may also apply for providing false or fraudulent information.

 INSTRUCTIONS

1.     Use of Letter of Transmittal

  (a)
  This Letter of Transmittal (or a manually signed facsimile hereof), properly completed and duly executed, with the signature(s) guaranteed if required by Instruction 3 below, together with accompanying certificate(s) representing the Surrendered BPO Voting Preferred Shares and all other documents required by the terms of the Circular and this Letter of Transmittal must be physically received by the Depositary at its offices specified on the back page of this Letter of Transmittal prior to redemption by BPO taking place.

  (b)
  The method used to deliver this Letter of Transmittal, any accompanying certificate(s) representing Surrendered BPO Voting Preferred Shares, and all other required documents is at the option and risk of the BPO Voting Preferred Shareholder depositing these documents and delivery will be deemed effective only when such documents are actually received by the Depositary at its offices specified on the back page hereof. BPO recommends that the necessary documentation be delivered by hand to the Depositary and that a receipt be obtained or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained. Delivery will only be effective upon physical receipt by the Depositary at its offices specified on the back page hereof.

        Persons whose BPO Voting Preferred Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should contact such nominee for assistance if they wish to surrender their BPO Voting Preferred Shares for redemption by BPO in order to take the necessary steps to be able to surrender such BPO Voting Preferred Shares for redemption by BPO. BPO Voting Preferred Shareholders should instruct their brokers or other intermediaries promptly if they wish to surrender their BPO Voting Preferred Shares for redemption by BPO.

2.     Signatures

        This Letter of Transmittal must be completed and executed by the BPO Voting Preferred Shareholder surrendering BPO Voting Preferred Shares for redemption by BPO described above or by such BPO Voting Preferred Shareholder's duly authorized representative (in accordance with Instruction 4).

  (a)
  If this Letter of Transmittal is signed by the registered holder(s) of the accompanying certificate(s) representing the Surrendered BPO Voting Preferred Shares, such signature(s) on this Letter of Transmittal must correspond exactly with the name(s) as registered or, if applicable, as written on the face of such certificate(s) representing the Surrendered BPO Voting Preferred Shares, in either case, without any change whatsoever, and any such certificate(s) need not be endorsed. If any Surrendered BPO Voting Preferred Shares are owned of record by two or more joint holders, all such holders must sign this Letter of Transmittal.

  (b)
  If this Letter of Transmittal is executed by a person other than the registered holder(s) of the Surrendered BPO Voting Preferred Shares, or if the or cheque(s) is (are) to be issued or delivered to a person other than the registered holder(s), or if the certificate(s) representing BPO Voting Preferred Shares surrender of which for redemption by BPO is not being accepted is (are) to be returned to a person other than such registered holder(s) or sent to an address other than the address of the registered holder(s) shown on the securities register maintained by or on behalf of BPO:

  (i)
  the accompanying certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney, in either case, duly and properly completed by the registered holder(s);

  (ii)
  the signature(s) on the endorsement panel or share transfer power of attorney must correspond exactly to the name(s) of the registered holder(s) as registered or as appearing on the face of the certificate(s); and

  (iii)
  such signature(s) must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

        An "Eligible Institution" means a Canadian Schedule I chartered bank, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP), acceptable to the Depositary. Members of these programs are usually members of a recognized stock exchange in Canada and/or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority, Inc. or banks or trust companies in Canada or the United States.

3.     Guarantee of Signatures

        If this Letter of Transmittal is executed by a person other than the registered holder(s) of the Surrendered BPO Voting Preferred Shares, or in the circumstances set out in Instruction 2(b), such signatures must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

4.     Fiduciaries, Representatives and Authorizations

        Where this Letter of Transmittal or any share certificate or share transfer power of attorney is executed by a person acting as an executor, administrator, trustee, guardian, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative or fiduciary capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of such person's authority to act. BPO or the Depositary, at their sole discretion, may require additional evidence of authority or additional documentation.

5.     Delivery Instructions

        If any cheque(s) is (are) to be sent to, or certificate(s) representing BPO Voting Preferred Shares is (are) to be returned to, someone at an address other than the address of the BPO Voting Preferred Shareholder as it appears in Block A on this Letter of Transmittal, entitled "Payment Instructions", then Block B on this Letter of Transmittal, entitled "Delivery Instructions", should be completed. If Block B is not completed, any cheque(s) will be mailed to the surrendering BPO Voting Preferred Shareholder at the address of such BPO Voting Preferred Shareholder as it appears in Block A or, if no address is provided in Block A, then they will be mailed to the address of such BPO Voting Preferred Shareholder as it appears on the securities register maintained by or on behalf of BPO. Any cheque(s) mailed in accordance with the terms of this Letter of Transmittal will be deemed to be delivered at the time of mailing.

6.     Important Tax Information for U.S. BPO Voting Preferred Shareholders

        TO ENSURE COMPLIANCE WITH IRS CIRCULAR 230, BPO VOTING PREFERRED SHAREHOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES CONTAINED OR REFERRED TO IN THIS LETTER OF TRANSMITTAL OR ANY DOCUMENT REFERRED TO HEREIN IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE RELIED UPON, BY BPO VOTING PREFERRED SHAREHOLDERS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON THEM UNDER THE UNITED STATES INTERNAL REVENUE CODE OF 1986, AS AMENDED; (B) SUCH DISCUSSION IS WRITTEN FOR USE IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) BPO VOTING PREFERRED SHAREHOLDERS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM THEIR OWN TAX ADVISORS.

        The following does not constitute a summary of the tax consequences of the redemption of BPO Voting Preferred Shares by BPO and BPO Voting Preferred Shareholders should review the discussion in the section entitled "Certain United States Federal Income Tax Considerations" in the Circular and consult with their own tax advisors regarding the tax consequences of the redemption of BPO Voting Preferred Shares by BPO.

        U.S. federal income tax law generally requires a U.S. BPO Voting Preferred Shareholder (as defined above in Block D) who receives cash payments in exchange for BPO Voting Preferred Shares in connection with the redemption of such BPO Voting Preferred Shares by BPO to provide the Depositary with his, her or its correct Taxpayer Identification Number ("TIN") or Employer Identification Number ("EIN"), which, in the case of a

U.S. BPO Voting Preferred Shareholder who is an individual, is generally the individual's social security number. If the Depositary is not provided with the correct TIN or EIN or an adequate basis for an exemption, as the case may be, such U.S. BPO Voting Preferred Shareholder may be subject to penalties imposed by the IRS and backup withholding in an amount equal to 28% of the gross cash proceeds of any payment received hereunder. If withholding results in an overpayment of taxes, a refund may be obtained by such U.S. BPO Voting Preferred Shareholder by filing a U.S. tax return and complying with all other necessary requirements.

        To prevent backup withholding, each U.S. BPO Voting Preferred Shareholder that is a U.S. person (as defined above in Block D) must provide the Depositary with his, her or its correct TIN or EIN by duly completing IRS Form W-9 in accordance with the instructions attached thereto (the "W-9 Instructions"), which requires such U.S. BPO Voting Preferred Shareholder to certify under penalty of perjury: (a) that the TIN provided is correct (or that such U.S. BPO Voting Preferred Shareholder is awaiting a TIN); (b) that (i) the U.S. BPO Voting Preferred Shareholder is exempt from backup withholding; (ii) the U.S. BPO Voting Preferred Shareholder has not been notified by the IRS that it is subject to backup withholding as a result of a failure to report all interest or dividends; or (iii) the IRS has notified the U.S. BPO Voting Preferred Shareholder that it is no longer subject to backup withholding; (c) that the U.S. BPO Voting Preferred Shareholder is a U.S. person (as defined above in Block D); and (d) that any exemption codes related to the Foreign Account Tax Compliance provisions of the U.S. Hiring Incentives to Restore Employment Act of 2010, as amended ("FATCA"), entered on such form are correct.

        Certain exempt holders are not subject to either backup withholding or FATCA reporting or both. To prevent possible erroneous backup withholding, an exempt holder must enter its correct TIN on IRS Form W-9, enter the appropriate exempt payee code, and sign and date the form. For more details on backup withholding or FATCA reporting, see the W-9 Instructions.

        If a U.S. BPO Voting Preferred Shareholder does not have a TIN, such U.S. BPO Voting Preferred Shareholder should: (a) consult the W-9 Instructions for instructions as to how to apply for a TIN; (b) write "Applied For" in the space for the TIN in Part I of IRS Form W-9; and (c) sign and date IRS Form W-9. The Depositary may withhold on all payments made prior to the time a properly certified TIN is provided to it. A U.S. BPO Voting Preferred Shareholder who writes "Applied For" in Part I of IRS Form W-9 should furnish the Depositary with such U.S. BPO Voting Preferred Shareholder's TIN as soon as it is received. In such case, the Depositary may withhold 28% of the gross proceeds of any payment made to such U.S. BPO Voting Preferred Shareholder prior to the time a properly certified TIN is provided to the Depositary, and if the Depositary is not provided with a TIN within sixty (60) days, such amounts will be paid over to the IRS.

        If IRS Form W-9 is not applicable to a U.S. BPO Voting Preferred Shareholder because such U.S. BPO Voting Preferred Shareholder is not a U.S. person for United States federal tax purposes, such U.S. BPO Voting Preferred Shareholder will instead need to submit to the Depositary an appropriate and properly completed IRS Form W-8, signed under penalty of perjury, to avoid backup withholding. An appropriate IRS Form W-8 may be obtained from the Depositary. Such forms are also available on the IRS website at www.irs.gov.

        A U.S. BPO VOTING PREFERRED SHAREHOLDER WHO FAILS TO PROPERLY COMPLETE AND TIMELY SUBMIT AN IRS FORM W-9 OR, WHERE APPLICABLE, THE APPROPRIATE IRS FORM W-8, MAY BE SUBJECT TO BACKUP WITHHOLDING OF 28% OF ANY CASH PAYMENT MADE TO SUCH U.S. BPO VOTING PREFERRED SHAREHOLDER FOR REDEMPTION OF ITS BPO VOTING PREFERRED SHARES BY BPO AND MAY BE SUBJECT TO PENALTIES. BACKUP WITHHOLDING IS NOT AN ADDITIONAL U.S. FEDERAL INCOME TAX. RATHER, ANY AMOUNTS WITHHELD UNDER THE BACKUP WITHHOLDING RULES WILL BE ALLOWED AS A REFUND OR CREDIT AGAINST SUCH U.S. BPO VOTING PREFERRED SHAREHOLDER'S U.S. FEDERAL INCOME TAX LIABILITY, PROVIDED THE REQUIRED INFORMATION IS TIMELY FURNISHED TO THE IRS. IF BACKUP WITHHOLDING RESULTS IN AN OVERPAYMENT OF TAXES, A REFUND MAY BE OBTAINED BY FILING A U.S. TAX RETURN AND COMPLYING WITH ALL OTHER NECESSARY REQUIREMENTS. THE DEPOSITARY CANNOT REFUND AMOUNTS WITHHELD BY REASON OF BACKUP WITHHOLDING.

        BPO VOTING PREFERRED SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO: (A) THE APPLICABILITY OF THE BACKUP WITHHOLDING AND INFORMATION

REPORTING REQUIREMENTS TO THEM; AND (B) THE PROPER COMPLETION OF THE ENCLOSED IRS FORM W-9 OR THE APPROPRIATE IRS FORM W-8.

7.     Currency of Payment

        All cash amounts payable by BPO in connection with the redemption of BPO Voting Preferred Shares will be paid in Canadian dollars.

8.     Miscellaneous

  (a)
  If the space in Box 1 of this Letter of Transmittal is insufficient to list all certificates for Surrendered BPO Voting Preferred Shares, additional certificate numbers and number of Surrendered BPO Voting Preferred Shares may be included on a separate signed list affixed to this Letter of Transmittal.

  (b)
  If Surrendered BPO Voting Preferred Shares are registered in different forms (e.g. "John Doe" and "J. Doe"), a separate Letter of Transmittal should be signed for each different registration.

  (c)
  No alternative, conditional or contingent surrenders will be accepted and no fractional BPO Voting Preferred Shares will be redeemed. All BPO Voting Preferred Shareholders surrendering BPO Voting Preferred Shares for redemption by BPO, by execution of this Letter of Transmittal (or manually signed facsimile hereof) waive any right to receive any notice of the acceptance of Surrendered BPO Voting Preferred Shares for redemption, except as required by applicable Laws.

  (d)
  The redemption of BPO Voting Preferred Shares by BPO and all contracts in connection therewith shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each party to any agreement in connection with the redemption of BPO Voting Preferred Shares by BPO unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario and all courts competent to hear appeals therefrom.

  (e)
  BPO will not pay any fees or commissions to any stockbroker, dealer or other person for soliciting surrenders of BPO Voting Preferred Shares for redemption, other than to the Depositary, except as otherwise set out in the accompanying Circular.

  (f)
  Before completing this Letter of Transmittal, you are urged to read the accompanying Circular.

  (g)
  All questions as to the validity, form, eligibility (including, without limitation, timely receipt) and acceptance of any BPO Voting Preferred Shares surrendered for redemption by BPO will be determined by BPO in its sole discretion. BPO Voting Preferred Shareholders surrendering BPO Voting Preferred Shares for redemption by BPO agree that such determination will be final and binding. BPO reserves the absolute right to reject any and all surrenders that it determines not to be in proper form or that may be unlawful to accept under the laws of any jurisdiction. BPO reserves the absolute right to waive any defects or irregularities in the surrender of any BPO Voting Preferred Shares. There shall be no duty or obligation of BPO and the Depositary or any other person to give notice of any defects or irregularities in any surrender of BPO Voting Preferred Shares for redemption by BPO and no liability shall be incurred or suffered by any of them for failure to give any such notice. The Purchasers' interpretation of the terms described in the Circular shall be final and binding and BPO's interpretation of the terms and conditions of this Letter of Transmittal shall be final and binding. BPO reserves the right to accept the surrender of BPO Voting Preferred Shares for redemption in a manner other than as set forth in the Circular.

  (h)
  Additional copies of the Circular and this Letter of Transmittal may be obtained without charge on request from the Depositary at its address specified on the back page of this Letter of Transmittal.

9.     Lost Certificates

        If a certificate representing BPO Voting Preferred Shares has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss and providing your telephone number, to the Depositary at its office specified in this Letter of Transmittal. The

Depositary will forward such letter to BPO's registrar and transfer agent so that the registrar and transfer agent may provide replacement instructions. If a certificate representing BPO Voting Preferred Shares has been lost, destroyed, mutilated or mislaid, the foregoing action must be taken in advance of the surrender of such BPO Voting Preferred Shares for redemption by BPO.

10.   Privacy Notice

        The Depositary is committed to protecting your personal information. In the course of providing services to you and its corporate clients, the Depositary receives non-public personal information about you from transactions performed by the Depositary for you, forms you send to the Depositary, other communications the Depositary has with you or your representatives, etc. This information could include your name, address, social insurance number, securities holdings and other financial information. The Depositary uses this to administer your account, to better serve your and its clients' needs and for other lawful purposes relating to its services. Some of your information may be transferred to servicers in the U.S. for data processing and/or storage. The Depositary will use the information you are providing in order to process your request and will treat your signature(s) as your consent to us so doing.

11.   Assistance

        Questions or requests for assistance concerning the completion this Letter of Transmittal and the surrender of BPO Voting Preferred Shares with the Depositary for redemption by BPO may be directed to the Depositary. The Depositary's contact details are provided on the back page of this Letter of Transmittal. BPO Voting Preferred Shareholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning surrendering their BPO Voting Preferred Shares for redemption by BPO.

The Depositary for the Surrender of BPO Voting Preferred Shares
for Redemption by BPO is:
CST Trust Company

By Registered Mail, by Hand or by Courier
Attention: Corporate Actions
320 Bay Street, Basement Level (B1)
Toronto, ON M5H 4A6

By Mail
Attention: Corporate Actions
P.O. Box 1036
Adelaide Street Postal Station
Toronto, ON M5C 2K4

North American Toll Free Phone: 1-800-387-0825
E-mail: inquiries@canstockta.com
 Outside North America, Banks and Brokers Call Collect: 416-682-3860

Any questions or requests for assistance or additional copies of this Letter of Transmittal and related documents may be directed by BPO Voting Preferred Shareholders to the Depositary at its telephone number and location set out above. BPO Voting Preferred Shareholders whose BPO Voting Preferred Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact that nominee for assistance in surrendering their BPO Voting Preferred Shares for redemption by BPO.

QuickLinks

  Exhibit 99.7
GENERAL TERMS
BPO VOTING PREFERRED SHAREHOLDER INFORMATION AND INSTRUCTIONS
INSTRUCTIONS